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                                                               SEC FILE NUMBER
                                                                   1-14164
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                                                                CUSIP NUMBER
                                                                  435569108
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

 (Check One): [_] Form 10-K    [_] Form 20-F    [_] Form 11-K
              [X] Form 10-Q    [_] Form N-SAR   [_] Form N-CSR

              For Period Ended:    SEPTEMBER 30, 2004

                       [_]  Transition Report on Form 10-K
                       [_]  Transition Report on Form 20-F
                       [_]  Transition Report on Form 11-K
                       [_]  Transition Report on Form 10-Q
                       [_]  Transition Report on Form N-SAR

               For the Transition Period Ended: __________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HOLLINGER INTERNATIONAL INC.
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Full Name of Registrant


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Former Name if Applicable


712 FIFTH AVENUE
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Address of Principal Executive Office (Street and Number)


NEW YORK, NEW YORK  10019
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]    (a)    The reasons described in reasonable detail in Part III of
                       this form could not be eliminated without unreasonable effort or expense;

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                                                                               2


         [_]    (b)    The subject annual report, semi-annual report, transition
                       report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                       Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]    (c)    The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously reported, the Company formed a special committee of independent directors (the "Special Committee") on June 17, 2003 to investigate related party transactions and other payments made to certain executives of the Company and its controlling stockholder, Hollinger Inc., and other affiliates in connection with the sale of certain of the Company's assets and other transactions. The Special Committee filed its report with the U.S. District Court for the Northern District of Illinois on August 30, 2004. The Company also included the full text of the report as an exhibit to a Form 8-K filed with the SEC on August 31, 2004.

As previously reported, the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 did not contain the required certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, or the required certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which requires a certification that the disclosure controls and procedures of the Company have been designed by or under the supervision of and evaluated by both the Chief Executive Officer and the Chief Financial Officer of the Company because of the resignation of the Company's former Chief Executive Officer on November 19, 2003 and the fact that the Company's new Chief Executive Officer did not have time to conduct the reviews that are the basis for the required certifications. In addition, the Company's independent public accountants have not completed their review of the financial statements included in the Form 10-Q for the fiscal quarter ended September 30, 2003.

The Company previously made public its need to review the Special Committee's final report before it could complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2003, March 31, 2004 and June 30, 2004. The Company continues to believe it needs additional time to review the report of the Special Committee and to assess, together with the auditors of the Company, its impact, if any, on the financial statements of the Company before the Company can complete and file its Annual Report

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                                                                               3


on Form 10-K for the fiscal year ended December 31, 2003 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2003, March 31, 2004 and June 30, 2004.

The preparation of subsequent period financial statements cannot be completed until the financial statements for prior periods have been finalized. In addition, the Company experienced disruption of management services provided to it arising from its ongoing dispute with Ravelston Corporation Limited, which had provided services to the Company in the past in connection with the preparation of its financial statements. As a result, the Company will not be able to file its Quarterly Report on Form 10-Q on November 9, 2004 for the quarter ended September 30, 2004 and will not be in a position to do so without unreasonable effort or expense prior to the time that the Company's subsequent period financial statements are completed.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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            GORDON A. PARIS              212                    586-5666
               (Name)                 (Area Code)          (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           [_]  Yes     [X]  No

         The Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 did not contain the required certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, or the required certification of the Chief Financial Officer pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2002, which requires a certification that the disclosure controls and procedures of the Company have been designed by or under the supervision of and evaluated by both the Chief Executive Officer and the Chief Financial Officer of the Company because of the resignation of the Company's former Chief Executive Officer on November 19, 2003 and the fact that the Company's new Chief Executive Officer did not have time to conduct the reviews that are the basis for the required certifications.

         The Company did not file its Annual Report on Form 10-K for its fiscal year ended December 31, 2003 and its Quarterly Report on Form 10-Q for its fiscal

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                                                                               4


         quarters ended March 31, 2004 and June 30, 2004 for the same reasons as those identified in Part III above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X]  Yes     [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations as reflected in its earnings statements for the third quarter of 2004 are expected to be significantly different from the third quarter of 2003 as a result of, among other things, the issues noted below. Any expected results noted for the third quarter of 2004 are not final and are subject to revisions prior to the filing of the Company's Quarterly Report on Form 10-Q.

         (i) The Company has incurred costs related to the Special Committee investigation of approximately $17.3 million and $46.3 million during the three-month and nine-month periods ended September 30, 2004, respectively. These costs consist primarily of legal fees and other costs associated with the Special Committee investigation. The legal fees include those incurred directly by the Special Committee in its investigation, the costs of litigation initiated by the Special Committee on behalf of the Company, costs to defend the Company from litigation that has arisen as a result of the issues that the Special Committee has investigated and fees paid by the Company as a result of indemnifications of current and former officers and directors. During the three- and nine-month periods ended September 30, 2003, the Company incurred $3.4 million of legal fees and costs related to the Special Committee investigation. These costs will be reflected as "Infrequent Items" in the Company's Condensed Consolidated Statement of Operations.

         (ii) The value of both the British pound sterling and the Canadian dollar has strengthened during the third quarter of 2004 compared to the third quarter of 2003 and the second quarter of 2004, which may give rise to a foreign currency gain, which has not yet been quantified.

         (iii) During the third quarter of 2004, the average and period-end rates of exchange for foreign currencies and US dollars changed substantially from the prior year. As a significant portion of the Company's operations were undertaken in foreign currencies, in particular in British pounds sterling through July 30, 2004, and Canadian dollars, individual categories of revenues and expenses will reflect the significant changes in foreign exchange rates.

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                                                                               5


         (v) On July 30, 2004, the Company completed the sale of the Company's business in the United Kingdom, including The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk and The Spectator and Apollo magazines (the "Telegraph Group"), to Press Acquisitions Limited and Holyrood Holdings Limited. Under the terms of the agreement, Press Acquisitions Limited acquired all of the outstanding shares of Telegraph Group Limited for a purchase price of (pound)729.6 million in cash (or approximately $1,323.8 million at an exchange rate of $1.8145 to (pound)1 as of the date of sale). This purchase price is subject to adjustment depending on certain working capital levels in the Telegraph Group, but the Company does not expect any such adjustment to be material.

                  As noted below the Company used approximately $560.0 million of the proceeds of the sale of the Telegraph Group to repay long-term indebtedness.

                  Commencing with the second fiscal quarter of 2004, the Company is accounting for the Telegraph Group's operations as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). For the fiscal quarter ended September 30, 2003, the Telegraph Group represented $377.9 million or 48.5% of the Company's consolidated revenue, and accounted for $38.7 million of income from operations.

         (vi) In June of 2004, the Company conducted a tender offer and consent solicitation to purchase and retire, and eliminate the covenants in place with respect to its subsidiary's, Hollinger International Publishing Inc., 9% Senior Notes due 2010 (the "9% Senior Notes"). Approximately 97% of the principal amount of the 9% Senior Notes were tendered, and the covenants were removed from the 9% Senior Notes that remained outstanding. The Company used approximately $344.2 million of the proceeds from the sale of the Telegraph Group to purchase the 9% Senior Notes tendered and related expenses. The tender closed on August 2, 2004. The Company has since purchased and retired an additional $3.4 million in principal amount of the 9% Senior Notes.

         (vii) On July 30, 2004, the Company used approximately $213.4 million of the proceeds from the sale of the Telegraph Group to fully repay and cancel the Company's $310.0 million Senior Credit Facility with Wachovia Bank, N.A.

         (viii) On June 15, 2004, the Company announced that the Audit Committee was conducting an internal review into practices that resulted in the overstatement of circulation figures for the Chicago Sun-Times. The Company announced on October 5, 2004, that the review of the Audit Committee determined that weekday and Sunday average circulation of the Chicago Sun-Times, as reported in the audit reports issued by the Audit Bureau of Circulation commencing in 1998, had been overstated.

                  The Chicago Sun-Times announced a plan to make restitution to its advertisers for losses associated with the overstatements in the ABC circulation figures. To cover the estimated costs of restitution and settlement of related lawsuits filed against the Company, the Company recorded a pre-tax charge of approximately $24.0 million for 2003 and approximately $3.0 million for the first quarter of 2004. The Company will evaluate the adequacy of the reserves as negotiations with advertisers proceed. The Company has implemented procedures to help ensure that similar circulations overstatements do not occur in the future.

         (ix) On June 21, 2004, the Company entered into an agreement to sell its 50% interest in the real estate joint venture that was established by the Company and an entity affiliated with Donald Trump for the development of the property on which a portion of the facilities of the Chicago Sun-Times operations were situated. Under the terms of the agreement, the Company received $4.0 million in cash with the balance of approximately $69.0 million in cash due on closing. The Company completed this transaction on October 15, 2004.

                  As a result of the decision to sell its interest in the joint venture and the building that housed a portion of its operations, the Chicago Sun-Times entered into a 15-year operating lease for new office space. The Chicago Sun-Times relocated to the new office space in October, 2004.

         (x) On August 6, 2004, the Toronto Stock Exchange suspended the listing of Hollinger L.P. for failure to meet a listing requirement of having two independent directors. The Company has since commenced a tender for the limited partnership units not held by the Company. An independent committee of Hollinger L.P., comprising the sole independent director of the limited partnership, has been established. The independent committee has engaged independent legal counsel and business valuation advisors to assist in its review and, if appropriate, approval of the tender offer. Continuing liquidity for minority unit holders during the tender process has been provided through a listing of the limited partnership units on a junior exchange of the Toronto Stock Exchange.

         (xi) In November 2000, the Company and Hollinger L.P., received approximately Cdn.$766.8 million aggregate principal amount of 12.125% Fixed Rate Subordinated Debentures due November 15, 2010 (the "CanWest Debentures") issued by a wholly-owned subsidiary of CanWest called 3815668 Canada Inc. (the "Issuer"). The CanWest Debentures are guaranteed by CanWest and were issued to the Company in partial payment for the sale of certain Canadian newspaper and Internet assets to CanWest. In 2001, the Company and Hollinger L.P. sold participations of approximately Cdn.$757.0 million principal amount of the CanWest Debentures to a special purpose trust (the "Participation Trust"). Notes of the Participation Trust, denominated in U.S. dollars (the "Trust Notes"), were in turn issued and sold by the Participation Trust to third parties. As a result of the periodic interest payments on the CanWest Debentures

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                                                                               7


                  made in kind and a partial redemption by the Issuer of the CanWest Debentures in 2003, as of July 31, 2004, there was outstanding approximately Cdn.$872.0 million aggregate principal amount of CanWest Debentures. The Company and Hollinger L.P. are the record owners of all of these CanWest Debentures, but as of September 30, 2004, beneficially owned only approximately Cdn.$5.0 million and Cdn.$82.0 million principal amount, respectively of CanWest Debentures, with the balance beneficially owned by the Participation Trust.

                  Subsequent to the close of the Company's third quarter in 2004, on October 7, 2004, the Company and Hollinger L.P. entered into a Facilitation Agreement (the "Facilitation Agreement") with the Issuer and CanWest, which Facilitation Agreement is part of a larger transaction in which the Issuer proposes to offer to exchange the Trust Notes for new debentures to be issued by the Issuer (the "CanWest Exchange Offer"). In the Facilitation Agreement, the Company has agreed, among other things, to sell to the Issuer for cash all of the CanWest Debentures beneficially owned by the Company. The Company's obligation to sell the CanWest Debentures to the Issuer, and the Issuer's obligation to purchase the CanWest Debentures from the Company, is conditioned upon the closing of the CanWest Exchange Offer. The CanWest Exchange Offer is or will be subject to a number conditions, including that at least two-thirds of the outstanding principal amount of Trust Notes be tendered in the CanWest Exchange Offer. On October 28, 2004, CanWest announced that holders of substantially more than 66 2/3 % in aggregate principal amount of the Trust Notes had agreed in writing to tender their Trust Notes in the CanWest Exchange Offer. The CanWest Exchange Offer is scheduled to expire on November 15, 2004. There can be no assurance that this transaction will be completed. If it is completed, the specific amount to be received by the Company and Hollinger L.P. will be approximately US$133.6 million.

         (xii) Subsequent to the close of the Company's third quarter in 2004, on October 29, 2004, the Company, Hollinger Inc. and Conrad Black reached an agreement to voluntarily extend an injunction of the Court of Chancery in Delaware enjoining Lord Black and Hollinger Inc. from taking any action to consummate any transaction interfering with the Strategic Process (the "June 28th Order" which was set to expire on October 31, 2004) until the earlier of January 31, 2005 or the date of the completion of any distribution by the Company to its stockholders of a portion of the proceeds of the Company's sale of the Telegraph Group remaining as of October 26, 2004, net of taxes to be paid on the Telegraph Group transaction and less amounts used to pay down the Company's indebtedness, through one or more of a dividend, a self-tender offer or some other mechanism (the "Extension Agreement"). On October 30, 2004, Vice Chancellor Leo E. Strine, Jr. of the Delaware Court issued an order (the "Extension Order") amending the June 28th Order to extend the injunction as provided in, and to incorporate the other terms of, the Extension Agreement.

         (xiii) On January 28, 2004, the Company filed a civil complaint in the United States District Court for the Northern District of Illinois asserting breach of fiduciary duty and other claims against Hollinger Inc., Ravelston, RMI, Lord Black, David Radler and J.A. Boultbee, which complaint was amended on May 7, 2004. The amended complaint added certain other

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                                                                               8


                  defendants, including Barbara Amiel Black and Daniel Colson, sought approximately $485.0 million in damages, including approximately $105.0 million in pre-judgment interest, and also included claims under the Racketeering Influenced and Corrupt Organizations Act ("RICO"), which provides for a trebling of damages.

                  Subsequent to the close of the Company's third quarter in 2004, on October 14, 2004, the court granted the defendants' motion to dismiss the RICO claims and also dismissed the remaining claims without prejudice, on jurisdictional grounds. On October 29, 2004, the Company filed a second amended complaint seeking to recover approximately $542.0 million in damages, including prejudgment interest of approximately $117.0 million, and also punitive damages. The second amended complaint adds Richard Perle, as a defendant. The Company also intends to appeal the dismissal of the RICO claims.


                          HOLLINGER INTERNATIONAL INC.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 10, 2004                   By /s/ Peter K. Lane
     -----------------------                   --------------------------------
                                               Name:  Peter K. Lane
                                               Title: Vice President and
                                                      Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).